

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House, Sussex Road,
Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Ltd Co**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 3, 2023**
> **File No. 333-270674**

Dear Haggai Alon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to our prior comment 3 and reissue the comment in part. Please disclose the amount available to the Company under the Standby Equity Purchase agreement at the applicable floor price.

General

2. Include audited financial statements for the most recently completed fiscal year. Refer to Item 8 of Form 20-F.

You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fox